UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)
_____________

Romeo Power, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

749641106

(CUSIP Number)

Tonit M. Calaway
BorgWarner Inc.
3850 Hamlin Road
Auburn Hills, Michigan 48326
(248) 754-9200

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749641106

1	NAME OF REPORTING PERSONS BorgWarner Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (See Instructions) (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,905,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,905,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,905,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%*
14	TYPE OF REPORTING PERSON (See Instructions) CO

*Represents the percentage ownership based on 134,137,938 shares of Common Stock outstanding as of November 8, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

EXPLANATORY NOTE

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “SEC”) on December 29, 2020 as amended by Amendment No. 1 to the Schedule 13D filed on February 18, 2022, Amendment No. 2 to the Schedule 13D filed on February 24, 2022, Amendment No. 3 to the Schedule 13D filed on February 28, 2022 and Amendment No. 4 to the Schedule 13D filed on March 1, 2022. This Schedule 13D, as amended (the “Schedule 13D”), relates to shares of common stock, par value $.00001 per share (“Common Stock”), of Romeo Power, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

The information set forth in Rows 7-13 of the Cover Page of this Schedule 13D is hereby incorporated herein by reference.  All percentages set forth in this Schedule 13D are based on 134,137,938 shares of Common Stock outstanding as of November 8, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 15, 2021.

(c)

Except as described in this Schedule 13D, there have been no transactions in the shares of Common Stock effected by BorgWarner or, to the knowledge of BorgWarner, any person identified on Schedule A, during the past 60 days.

(d)

Except as described in this Schedule 13D, to the knowledge of BorgWarner, neither BorgWarner nor any person identified on Schedule A knows any person other than BorgWarner who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.

(e)

Not applicable.

The following table details the transactions by the Reporting Person in Common Stock during the sixty (60) days preceding February 24, 2022:

Date	Price	Type of Transaction	Number of Shares
February 22, 2022	$1.8836(1)	Open market sale	1,350,399
February 23, 2022	$1.8025(2)	Open market sale	785,000
February 24, 2022	$1.8208(3)	Open market sale	1,155,000
February 25, 2022	$1.8155(4)	Open market sale	1,045,000
February 28, 2022	$1.8037(5)	Open market sale	1,420,046
March 1, 2022	$1.7126(6)	Open market sale	1,654,954

(1)	The price reported in the Price column is a weighted average price. The prices actually received ranged from $1.825 to $2.010 per share.
(2)	This price reported in the Price column is a weighted average price. The prices actually received ranged from $1.76 to $1.95 per share.
(3)	The price reported in the Price column is a weighted average price. The prices actually received ranged from $1.71 to $1.925 per share.
(4)	The price reported in the Price column is a weighted average price. The prices actually received ranged from $1.78 to $1.95 per share.
(5)	The price reported in the Price column is a weighted average price. The prices actually received ranged from $1.75 to $1.875 per share.
(6)	The price reported in the Price column is a weighted average price. The prices actually received ranged from $1.66 to $1.79 per share.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2022

BORGWARNER INC.

By:	/s/ Tonit M. Calaway
Name:	Tonit M. Calaway
Title:	Executive Vice President, Chief Administrative Officer, General Counsel and Secretary